SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED

(Translation of registrant’s name into English)

48th Floor, Cheung Kong Center, 2 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

Underwriting Agreement

On January 22, 2020, Hutchison China MediTech Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC (in alphabetical order) as representatives of each of the underwriters named therein (the “Underwriters”). Pursuant to the Underwriting Agreement, the Company agreed to sell, and the Underwriters agreed to purchase, 4,400,000 American depositary shares (each an “ADS”) of the Company, each representing five ordinary shares, par value US$0.10 per share, of the Company (the “Ordinary Shares”), in an underwritten public offering, at a price of US$25.00 per ADS, less underwriting discounts and commissions.

The Underwriting Agreement contains customary representations, warranties and covenants of the Company, conditions to closing, indemnification obligations of the Company and the Underwriters, and termination and other customary provisions.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

Legal Opinion

Conyers Dill & Pearman, Cayman counsel to the Company, has issued a legal opinion with respect to the Ordinary Shares represented by the ADSs sold by the Company in the offering. A copy of the opinion, including the consent therein, is attached to this Report on Form 6-K as Exhibit 5.1 and is incorporated herein by reference.

This Report on Form 6-K, and the exhibits attached hereto, are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-217101) that became automatically effective on April 3, 2017.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1.1

Underwriting Agreement, dated as of January 22, 2020, by and among the Company, and BofA Securities, Inc., Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. LLC (in alphabetical order) as representatives of each of the underwriters

Exhibit 5.1	Opinion of Conyers Dill & Pearman regarding the ordinary shares being registered

Exhibit 99.1	Chi-Med Announces Pricing of US$110 Million Public Offering of ADSs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED

By:	/s/ Johnny Cheng
Name:	Johnny Cheng
Title:	Chief Financial Officer

Date: January 23, 2020